Exhibit 99.1

ITW NEWS RELEASE

_____

ITW Reports Diluted Net Income Per Share of 89 Cents in the 2007 Third Quarter; Revenues Increased 16 Percent, Net Income Grew 10 Percent and Diluted Net Income Per Share was 14 Percent Higher in the Quarter

GLENVIEW, ILLINOIS—(October 17, 2007)—Illinois Tool Works Inc. (NYSE:ITW) today reported 14 percent growth in diluted net income per share in the 2007 third quarter. Diluted net income per share was $0.89 versus $0.78 in the 2006 third quarter. Additionally, the Company's third quarter net income increased 10 percent.

The double-digit growth in third quarter earnings per share was in part due to ongoing strength from a broad variety of international end markets tempered by weaker North American end market activity. Total Company revenues increased 15.7 percent in the quarter. While total base revenues grew 2.2 percent in the quarter, international base revenues increased 5.1 percent and North American base revenues were up modestly. Even with slower North American end markets, the Company's North American base revenue growth rate improved 160 basis points from the 2007 second quarter. Also, acquisitions net of divestitures added 10.3 percent of growth to revenues while translation contributed 3.8 percent. Other income decreased $16.8 million from the year ago period as a result of lower investment income.

For the 2007 third quarter, revenues were $4.094 billion versus $3.538 billion for the prior year period. Third quarter operating income improved to $696.3 million from $626.9 million a year ago. Net income was $491.1 million compared to $446.1 million in the prior year period. The Company's third quarter operating margins of 17.0 percent were 70 basis points lower than the year-ago period due to the significantly higher levels of acquisitions in the last half of 2006 and thus far in 2007. Excluding acquisitions, third quarter base margins improved 60 basis points versus the prior year period.

For the 2007 nine months, revenues increased 15 percent, operating income grew 8 percent, net income rose 9 percent and diluted net income per share was 12 percent higher than the year-ago period. Operating revenues were $12.013 billion versus $10.415 billion for the prior year period. Operating income improved to $1.964 billion from $1.827 billion a year ago. Net income was $1.399 billion compared to $1.278 billion and diluted net income per share was $2.50 versus $2.24 in the prior year period. The Company's 2007 nine month operating margins of 16.3 percent were 120 basis points lower than the year earlier period.

The Company's free operating cash flow was a strong $656 million in the third quarter. This cash was utilized to acquire 18 companies in the most recent quarter representing $218 million of annualized revenues. Through September 30, the Company acquired 37 companies totaling $830 million of annualized revenues and in aggregate paid less than one times revenues. In the third quarter, the Company also repurchased $479 million of shares as part of its open-ended buyback program. Year to date, the Company has spent a total of $959 million to repurchase shares.

"Despite continued headwinds in a number of North American end markets, we capitalized on stronger international end markets and our 80/20 operating discipline to post double-digit earnings growth for the quarter," said David B. Speer, chairman and chief executive officer. "We continue to be optimistic about our acquisition opportunities and, as a result, we have modified our acquisition range to $1.0 billion to 1.2 billion of annualized revenues for the full year."

Segment highlights include:

North American Engineered Products third quarter revenues increased 2.4 percent as base revenues declined 1.7 percent and acquisitions net of divestitures added 3.7 percent. Base revenue performance improved in the quarter versus the second quarter largely due to better than expected North American automotive base revenues and easier comparables. In the quarter, automotive base revenues increased 2 percent thanks largely to better builds by the Detroit 3 and the New Domestics. As a result of ongoing weakness in housing construction, North American construction base revenues declined 5 percent. Operating income declined 3.2 percent as base income fell 5.0 percent mainly due to weak construction results. As a result, operating margins of 16.6 percent were 100 basis points lower than the year ago period. For the 2007 nine months, revenues grew 0.6 percent, operating income declined 7.3 percent and operating margins of 16.5 percent were 140 basis points lower than a year ago.

International Engineered Products third quarter revenues and operating income increased 32.5 percent and 28.3 percent, respectively. Revenues grew dramatically as base revenues contributed 6.7 percent and acquisitions net of divestitures added 16.7 percent. Translation contributed 9.2 percent to the top line. Both base revenues and base operating income largely benefited from contributions from the construction and automotive business units. Operating margins of 14.7 percent were 50 basis points lower than the year ago period due to the dilutive impact of acquisitions. For the 2007 nine months, revenues increased 32.8 percent, operating income grew 30.5 percent and operating margins of 14.0 percent were 20 basis points lower than the year earlier period.

North American Specialty Systems third quarter revenues increased 10.5 percent mainly due to an 8.3 percent contribution from acquisitions net of divestitures. Base revenues added 1.9 percent to the top line largely due to the food equipment and welding business units. Operating income growth of 7.3 percent was primarily due to base income contributions from welding and food equipment. Operating margins of 19.4 percent were 60 basis points lower than the year earlier period due to the dilutive effect of acquisitions. For the 2007 nine months, revenues increased 9.9 percent, operating income grew 3.6 percent and operating margins of 18.9 percent were 110 basis points lower than the year ago period.

International Specialty Systems third quarter revenues increased 26.3 percent. The significant growth in revenues was due primarily to a 15.0 percent contribution from acquisitions net of divestitures. Base revenues contributed 3.6 percent and translation added 7.6 percent to the top line. Base revenues largely benefited from growth from the food equipment business units. Operating income increased 25.3 percent as base income growth of 10.5 percent was attributable to the food equipment, test and measurement, and welding businesses. Operating margins of 14.4 percent were 10 basis points lower than the year ago period. For the 2007 nine months, revenues increased 29.0 percent, operating income grew 22.1 percent and operating margins of 12.9 percent were 80 basis points lower that the year earlier period.

Looking ahead, the Company is forecasting a 2007 fourth quarter diluted earnings per share range of $0.86 to $0.90 and a full-year range of $3.36 to $3.40. Total Company base revenues are expected to grow in a range of 2.1 percent to 4.1 percent in the fourth quarter and 1.9 percent to 2.5 percent for the full year. If the Company achieves the midpoints of these forecasted ranges, the diluted earnings per share growth would be 14 percent for the fourth quarter and 12 percent for the full year.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitations, statements regarding end market conditions, base revenue growth, earnings growth, operating income, other income, acquisitions, use of free cash and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2007 second quarter.

ITW is a $14.1 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 750 business units in 49 countries and employs some 55,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.

(In thousands except per share data)

STATEMENT OF INCOME	Three Months Ended September 30,				Nine Months Ended September 30,			
		2007		2006		2007		2006
Operating Revenues	$	4,093,803	$	3,538,014	$	12,012,533	$	10,414,520
Cost of revenues		2,642,744		2,292,192		7,767,288		6,704,687
Selling, administrative, & R&D expenses		715,662		593,719		2,162,565		1,797,361
Amortization and impairment of goodwill & other intangibles		39,102		25,237		119,060		85,874
Operating Income		696,295		626,866		1,963,620		1,826,598
Interest expense		(25,824)		(20,804)		(75,832)		(58,710)
Other income		19,017		35,830		89,741		71,688
Income Before Taxes		698,488		641,892		1,977,529		1,839,576
Income taxes		198,400		195,800		578,400		561,100
Net Income	$	491,088	$	446,092	$	1,399,129	$	1,278,476
Net Income Per Share:								
Basic		$ 0.89		$ 0.79		$ 2.52		$ 2.26
Diluted		$ 0.89		$ 0.78		$ 2.50		$ 2.24
Shares outstanding during the period:								
Average		549,561		567,637		555,474		566,114
Average assuming dilution		554,255		570,929		559,949		569,857

ESTIMATED FREE OPERATING CASH FLOW	Three Months Ended September 30,				Nine Months Ended September 30,			
		2007		2006		2007		2006
Net cash provided by operating activities	$	736,441	$	569,605	$	1,690,898	$	1,322,597
Less: Additions to PP&E		(80,298)		(77,796)		(254,627)		(222,790)
Free operating cash flow	$	656,143	$	491,809	$	1,436,271	$	1,099,807

ILLINOIS TOOL WORKS INC.

(In thousands)

STATEMENT OF FINANCIAL POSITION		Sept 30, 2007		June 30, 2007		Dec 31, 2006
ASSETS						
Cash & equivalents	$	602,104	$	481,508	$	590,207
Trade receivables		2,842,414		2,882,698		2,471,273
Inventories		1,607,759		1,612,380		1,482,508
Deferred income taxes		218,205		213,905		196,860
Prepaids and other current assets		431,932		463,792		465,557
Total current assets		5,702,414		5,654,283		5,206,405
Net plant & equipment		2,120,571		2,116,828		2,053,457
Investments		546,342		560,667		595,083
Goodwill		4,326,929		4,183,793		4,025,053
Intangible assets		1,267,465		1,225,320		1,113,634
Deferred income taxes		116,904		132,978		116,245
Other assets		801,561		762,531		770,562
	$	14,882,186	$	14,636,400	$	13,880,439
LIABILITIES and STOCKHOLDERS' EQUITY						
Short-term debt	$	101,467	$	528,096	$	462,721
Accounts payable		779,068		805,983		707,656
Accrued expenses		1,248,136		1,192,528		1,187,526
Cash dividends payable		152,307		115,874		117,337
Income taxes payable		125,038		177,671		161,344
Total current liabilities		2,406,016		2,820,152		2,636,584
Long-term debt		1,573,074		956,578		955,610
Deferred income taxes		324,332		285,668		259,159
Other liabilities		1,192,279		1,185,546		1,011,578
Total non-current liabilities		3,089,685		2,427,792		2,226,347
Common stock		5,620		5,612		6,309
Additional paid-in capital		142,920		106,908		1,378,587
Income reinvested in the business		9,556,758		9,217,978		10,406,511
Common stock held in treasury		(958,911)		(479,873)		(3,220,538)
Accumulated other comprehensive income		640,098		537,831		446,639
Total stockholders' equity		9,386,485		9,388,456		9,017,508
	$	14,882,186	$	14,636,400	$	13,880,439